

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2018

Donald Young
Chief Executive Officer
Aspen Aerogels, Inc.
30 Forbes Road, Building B
Northborough, MA 01532

      Re: Aspen Aerogels, Inc.
           Registration Statement on Form S-3
           Filed August 31, 2018
           File No. 333-227158

Dear Mr. Young:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale at (202) 551-3464 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction